**Dreyfus A Bonds Plus, Inc.**
**Statement of Investments**
**December 31, 2004 (Unaudited)**

| Bonds and Notes - 92.1% | Prinicipal Amount a | Value ($) |
|---|---|---|
| **Aerospace & Defense - .6%** | | |
| General Dynamics, | | |
| Sr. Notes, 4.5%, 2010 | 2,308,000 | **2,361,218** |
| | | |
| **Airlines - .6%** | | |
| American Airlines, | | |
| Pass-Through Ctfs.: | | |
| Ser. AMBC, 3.857%, 2010 | 1,431,429 | 1,411,613 |
| Ser. 1999-1, 7.024%, 2009 | 948,000 | 975,908 |
| Continental Airlines, | | |
| Pass Through Ctfs., Ser. 1998-1, C1. A, 6.648%, 2017 | 169,164 | 164,416 |
| USAir, | | |
| Enhanced Equipment Notes, Ser. C, 8.93%, 2009 | 904,468 b | 90 |
| | | **2,552,027** |
| **Asset - Backed Ctfs./Other - 2.8%** | | |
| MBNA Master Credit Card Note Trust, | | |
| Ser. 2002-C1, Cl. C1, 6.8%, 2014 | 4,884,000 | 5,424,861 |
| Pegasus Aviation Lease Securitization, | | |
| Ser. 2000-1, Cl. A1, 3.0425%, 2015 | 2,238,105 c,d | 1,187,829 |
| Saxon Asset Securities Trust, | | |
| Ser. 2004-2, Cl. AF2, 4.15%, 2035 | 5,183,000 | 5,177,911 |
| | | **11,790,601** |
| **Auto Manufactering - 1.2%** | | |
| General Motors, | | |
| Debs., 8.375%, 2033 | 4,872,000 | **5,061,774** |
| **Banking - 1.8%** | | |
| Danske Bank, | | |
| Bonds, 5.914%, 2049 | 1,638,000 d | 1,737,539 |
| HBOS Capital, | | |
| Notes, 6.071%, 2049 | 5,410,000 d | 5,808,728 |
| | | **7,546,267** |
| **Commercial Mortgage Pass - Through Ctfs.- .2%** | | |
| GMAC Commercial Mortgage Securities, | | |
| Ser. 2000-C2, Cl. A1, 7.273%, 2033 | 810,055 | **857,553** |
| **Diversified Financial Services - 2.2%** | | |
| Citigroup, | | |
| Sub. Notes, 5% 2014 | 3,000,000 d | 3,020,217 |
| Ford Motor Credit: | | |
| Notes, 2.67%, 2007 | 650,000 c | 639,874 |
| Notes, 3.37875%, 2007 | 1,500,000 c | 1,490,294 |
| Morgan Stanley, | | |
| Sub. Notes, 4.75%, 2014 | 4,294,000 | 4,191,829 |
| | | **9,342,214** |
| **Electric Utilities - 2.2%** | | |
| CenterPoint Energy Houston Electric, | | |
| Notes, Ser. K2, 6.95%, 2033 | 1,386,000 | 1,629,876 |
| Jersey Central Power & Light, | | |
| First Mortgage, 5.625%, 2016 | 1,638,000 d | 1,715,168 |
| Pacific Gas & Electric, | | |
| First Mortgage, 4.8%, 2014 | 1,721,000 | 1,718,119 |
| Public Service Co. of Colorado, | | |
| First Mortgage, Ser. 12, 4.875%, 2013 | 2,487,000 | 2,530,896 |

| | | | |
|---|---|---|---|
| SCANA, | | | |
| Sr. Notes, 2.74%, 2006 | | 1,636,000 c | 1,640,499 |
| | | | **9,234,558** |
| **Food & Beverages - .2%** | | | |
| Pepsi Bottling, | | | |
| Sr. Notes, Ser. B, 7%, 2029 | | 575,000 | **695,172** |
| **Foreign Governmental - 7.2%** | | | |
| Byggingarsjodur Verkamanna: | | | |
| Bonds, Ser. 1, 3.75%, 2024 | ISK | 60,945,434 e | 1,000,707 |
| Bonds, Ser. 3, 3.75%, 2044 | ISK | 425,653,421 e | 7,282,293 |
| Canadian Government: | | | |
| Bonds, 4%, 2031 | CAD | 1,203,000 f | 1,610,772 |
| Bonds, 5%, 2014 | CAD | 7,420,000 | 6,511,580 |
| Iceland Rikisbref, | | | |
| Notes, 7.25%, 2013 | ISK | 288,000,000 | 4,637,673 |
| National Treasury of Mexico, | | | |
| Inflation-Linked Bonds, 3.5%, 2013 | MXN | 3,700,000 g | 1,051,863 |
| Republic of Peru, | | | |
| Bonds, 8.75%, 2033 | | 407,000 | 443,630 |
| Republic of Poland, | | | |
| Bonds, 3%, 2016 | PLN | 10,730,000 h | 3,502,923 |
| United Kingdom GILT, | | | |
| Bonds, 5%, 2014 | GBP | 2,175,000 | 4,339,922 |
| | | | **30,381,363** |
| **Health Care - .3%** | | | |
| Manor Care, | | | |
| Notes, 6.25%, 2013 | | 1,095,000 | **1,172,135** |
| **Media - 1.3%** | | | |
| Comcast, | | | |
| Sr. Notes, 6.5%, 2015 | | 2,667,000 | 2,970,083 |
| Knight-Ridder, | | | |
| Notes, 4.625%, 2014 | | 2,720,000 | 2,686,063 |
| | | | **5,656,146** |
| **Oil & Gas - 1.5%** | | | |
| Atmos Energy, | | | |
| Notes, 2.465%, 2007 | | 4,031,000 c | 4,032,657 |
| Kerr-McGee, | | | |
| Notes, 6.95%, 2024 | | 2,299,000 | 2,549,354 |
| | | | **6,582,011** |
| **Property-Casualty Insurance - 1.0%** | | | |
| Aspen Insurance, | | | |
| Sr. Notes, 6%, 2014 | | 2,120,000 d | 2,159,750 |
| Metlife, | | | |
| Sr. Notes, 5.5%, 2014 | | 2,195,000 | 2,281,672 |
| | | | **4,441,422** |
| **Real Estate Investment Trust - .1%** | | | |
| EOP Operating, | | | |
| Sr. Notes, 7%, 2011 | | 435,000 i | **491,219** |
| **Residential Mortgage Pass- Through Ctfs. - 2.9%** | | | |
| Bank of America Mortgage Securities III: | | | |
| Ser. 2004-3, Cl. B1, 4.875%, 2019 | | 570,477 | 558,769 |
| Ser. 2004-3, Cl. B2, 4.875%, 2019 | | 253,867 | 246,636 |
| Countrywide Home Loans, | | | |
| Ser. 2003-7, Cl. B3, 5.75%, 2033 | | 606,985 d | 556,852 |
| First Horizon Alternative Mortgage Securities I, | | | |
| Ser. 2004-FA1, Cl. A1, 6.25%, 2034 | | 8,550,535 | 8,866,573 |
| Residential Asset Securitization Trust, | | | |
| Ser. 2003-A8, Cl. B4, 4.75%, 2018 | | 377,773 d | 336,033 |

| | | |
|---|---:|---:|
| Residential Funding Mortgage Securities I, | | |
| Ser. 2004-S3, Cl. M1, 4.75%, 2019 | 1,323,604 | 1,298,975 |
| Wells Fargo Mortgage Backed Securities Trust: | | |
| Ser. 2004-2, Cl. B4, 5%, 2019 | 335,414 d | 302,555 |
| Ser. 2004-3, Cl. B4, 4.75%, 2019 | 241,497 d | 216,816 |
| | | **12,383,209** |
| **Retail - .8%** | | |
| Tricon Global, | | |
| Sr. Notes, 8.875%, 2011 | 2,595,000 | **3,210,173** |
| **Structured Index - 3.0%** | | |
| AB Svensk Exportkredit, | | |
| GSNE-ER Indexed Notes, 0%, 2007 | 5,380,000 d,j | 5,102,930 |
| HSBC Bank USA, Tranched Investment-Grade | | |
| Enhanced Return Securities ("TIGERS"): | | |
| Medium Term Notes, Ser. 2003-2, 5.36%, 2008 | 4,425,000 c,d,k | 4,469,250 |
| Medium Term Notes, Ser. 2003-3, 5.36%, 2008 | 3,240,000 | 3,277,104 |
| | | **12,849,284** |
| **Telecommunications - 2.6%** | | |
| America Movil SA de CV, | | |
| Notes, 5.75%, 2015 | 4,718,000 d | 4,719,033 |
| British Telecommunications, | | |
| Notes, 8.375%, 2010 | 1,975,000 | 2,374,550 |
| Sprint Capital, | | |
| Sr. Notes, 6.125%, 2008 | 1,934,000 | 2,075,853 |
| Verizon Florida, | | |
| Debs., Ser. F, 6.125%, 2013 | 1,622,000 i | 1,729,054 |
| | | **10,898,490** |
| **U.S. Government  - 22.7%** | | |
| U.S. Treasury Inflation Protected Securities, | | |
| 3.375%, 4/15/2032 | 20,176,042 l | 26,770,256 |
| 3.625%, 4/15/2028 | 41,680,779 l | 54,788,801 |
| Coupon Strips: | | |
| 0%, 10/15/2028 | 750,000 l,m | 898,974 |
| 0%, 4/15/2029 | 750,000 l,m | 890,416 |
| Principal Strips, | | |
| 0%, 4/15/2029 | 10,000,000 l | 7,248,052 |
| U.S. Treasury Notes, | | |
| 3.5%, 12/15/2009 | 5,913,000 | 5,886,208 |
| | | **96,482,707** |
| **U.S. Government Agencies/Mortgage-Backed - 36.9%** | | |
| Federal Home Loan Mortgage Corp.: | | |
| 5.5%, 7/1/2034 - 9/1/2034 | 532,985 | 545,666 |
| REMIC, Gtd. Multiclass Mortgage Participation Ctfs.: | | |
| Ser. 51, Cl. E, 10%, 7/15/2020 | 592,911 | 593,101 |
| Ser. 2586, Cl. WE, 4%, 12/15/2032 | 5,328,384 | 5,213,239 |
| Ser. 2693, Cl. MH, 5.5%, 9/15/2027 | 7,000,000 | 6,849,552 |
| (Interest Only Obligations) | | |
| Ser. 1995, Cl. PY, 7%, 10/15/2027 | 1,424,109 m | 215,174 |
| Ser. 2750, Cl. IK, 5%, 5/15/2026 | 4,617,400 m | 971,278 |
| Federal National Mortgage Association: | | |
| 5.5%, 8/1/2034 - 9/1/2034 | 16,720,277 | 16,996,364 |
| 6%, 1/1/2019 - 9/1/2034 | 4,872,257 | 5,069,217 |
| 8%, 12/1/2025 | 77,091 | 83,933 |
| REMIC Trust, Gtd. Pass-Through Ctfs.: | | |
| Ser. 1988-16, Cl. B, 9.5%, 6/25/2018 | 344,534 | 374,836 |
| Ser. 2004-58, Cl. LJ, 5%, 7/25/2034 | 2,763,921 | 2,842,168 |
| (Interest Only Obligations) | | |
| Ser. 1996-64, Cl. PM, 7%, 1/18/2012 | 811,806 m | 99,966 |

| | | | |
|---|---|---|---|
| Governement National Mortgage Association I: | | | |
| 5.5%, 4/15/2033-9/15/2034 | | 25,205,931 | 25,777,490 |
| 6% | | 23,253,000 n | 24,095,921 |
| 6%, 3/15/2029-1/15/2034 | | 44,583,149 | 46,260,157 |
| Project Loan: | | | |
| 6.75%, 10/15/2033 | | 2,118,379 | 2,238,091 |
| 6.86%, 4/15/2005 | | 12,672,165 | 13,543,376 |
| 7%, 6/15/2008 | | 9,553 | 9,935 |
| 9.5%, 11/15/2017 | | 784,561 | 877,971 |
| Government National Mortgage Association II, | | | |
| Ser. 2003-40, Cl. IE, 5%, 3/20/2028 | | | |
| (Interesr Only Obligation) | | 7,360,270 m | 745,866 |
| U.S. Government Gtd. Development Participation Ctfs.; | | | |
| (Gtd. By U.S.Small Business Administration): | | | |
| Ser. 1994-20L, Cl. 1, 8.4%, 12/1/2014 | | 1,452,794 | 1,570,915 |
| Ser. 1997-20J, Cl. 1, 6.55%, 10/1/2017 | | 780,922 | 831,151 |
| Ser. 1994-20K, Cl. 1, 8.65%, 11/1/2014 | | 715,964 | 775,410 |
| | | | **156,580,777** |

**Total Bonds and Notes**
(Cost $386,047,782 )  **390,570,320**



| | | Face Amount Covered by | |
|---|---|---|---|
| **Options- .2%** | | **Contracts ($)** | **Value ($)** |
| **Call Options;** | | | |
| U.K. 10 Year Interest Rate Swaption, | | | |
| September 2005 @ 5.25% | | | |
| (cost $520,921) | GBP | 16,405,000 | **1,049,487** |

| | | | |
|---|---|---|---|
| **Other Investments- 8.8%** | | **Shares** | **Value ($)** |
| **Registered Investment Company;** | | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | | |
| (Cost $37,273,000) | | 37,273,000 o | **37,273,000** |

**Investment of Cash Collateral for Securities Loaned - .6%**
**Registered Investment Company;**
Dreyfus Institutional Cash Advantage Fund

| | | | |
|---|---|---|---|
| (Cost $2,329,940) | | 2,329,940 o | **2,329,940** |
| **Total Investment** (Cost 426,171,463) | | **101.7%** | **431,222,747** |
| **Liabilities, Less Cash and Receivables** | | **-1.7%** | **(7,082,727)** |
| **Net Assets** | | **100.0%** | **424,140,020** |

a   Principal amount stated in U.S Dollars unless otherwise noted.
    CAD-Canadian Dollar
    GBP-British Pound
    ISK-Icelandic Krona
    MXN-Mexican Peso
    PLZ-Polish Zlotty
b   Non-income producing-security in default.
c   Variable rate security--interest rate subject to periodic change.
d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold
    in transactions exempt from registration, normally to qualified institutional buyers. These securities have been
    deemed to be liquid by the Board of Directors. At December 31, 2004, these securities amounted to $31,332,700

or 7.4% of net assets.

*e*   Principal amount for accrual purposes is periodically adjusted based on changes in the Iclelandic Consumer Price Index.

*f*   Principal amount for accrual purposes is periodically adjusted based on changes in the Canadian Consumer Price Index.

*g*   Principal amount for accrual purposes is periodically adjusted based on changes in the Mexican (UDI) Consumer Price Index.

*h*   Principal amount for accrual purposes is periodically adjusted based on changes in the Polish Consumer Price Index.

*i*   All of these securities are on loan. At December 31, 2004, the total market value of the fund's securities
on loan is $2,220,273 and the total market value of the collateral held by the fund is $2,329,940.

*j*   Security linked to Goldman Sachs Non-Energy- Excess Return Index.

*k*   Security linked to a portfolio of debt securities.

*l*   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

*m*   Notional  face amount shown.

*n*   Purchased on a forward commitment basis.

*o*   Investments in affiliated money market mutual funds.


Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

**Dreyfus A Bonds Plus, Inc.**
**Statement of Financial Futures**
**December 31, 2004 (Unaudited)**

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation/ at 12/31/2004 ($) |
|---|---|---|---|---|
| **Financial Futures Short** | | | | |
| U.S. Treasury 2 Year Notes | 184 | 38,565,250 | March-2005 | **63,250** |

**Dreyfus A Bonds Plus, Inc.**
**Statement of Options Written**
**December 31, 2004 (Unaudited)**

| Issuer | Face Amount Covered by Contracts ($) | Value($) |
|---|---|---|
| **Call Options:** | | |
| British Pound | | |
| September 2005 @ 1.8 GBP | 16,405,000 | 1,039,946 |
| | | |
| U.K. 10 Year Interest Rate Swaption | | |
| September 2005 @ 4.60% | 16,405,000 | 232,583 |
| | | |
| **Put Options;** | | |
| U.K. 10 Year Interest Rate Swaption | | |
| September 2005 @ 5.85% | 16,405,000 | 33,035 |
| | | |
| (Premium received $623,420) | | **1,305,564** |